Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  3)*

Datadog, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23804L103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804L103	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Ru-Net Enterprises Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,202,476
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,202,476

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202,476
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.2%
12	Type of Reporting Person CO

CUSIP No. 23804L103	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons LBB Foundation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,202,476
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,202,476

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202,476
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.2%
12	Type of Reporting Person OO (Discretionary Foundation)

CUSIP No. 23804L103	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Leonid Boguslavskiy
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Russia and Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,202,476
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,202,476

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202,476
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.2%
12	Type of Reporting Person IN

CUSIP No. 23804L103	Schedule 13G	Page 4 of 8

ITEM 1.	(a)	Name of Issuer:

Datadog, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

620 8th Avenue, 45th Floor, New York, NY 10018

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Ru-Net Enterprises Limited

LBB Foundation

Leonid Boguslavskiy

(b)	Address or Principal Business Office:

The principal business address for each Reporting Person is as follows:

Ru-Net Enterprises Limited: 3 Afentrikas, Office 101, 6018 Larnaca, Cyprus;

LBB Foundation: c/o Fundationsanstalt, Heiligkreuz 6, 9490, Vaduz, Liechtenstein; and

Leonid Boguslavskiy: via Piana 3, 50124 Firenze, Italy.

(c)	Citizenship of each Reporting Person is:

Ru-Net Enterprises Ltd is a private limited company organized under the laws of Cyprus. LBB Foundation is a discretionary foundation organized under the laws of Liechtenstein. Leonid Boguslavskiy is a citizen of Russia and Canada.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

23804L103

ITEM 3.

Not applicable.

CUSIP No. 23804L103	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 292,049,852 shares of Class A Common Stock outstanding as of October 26, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ru-Net Enterprises Limited	12,202,476	4.2%	0	12,202,476	0	12,202,476
LBB Foundation	12,202,476	4.2%	0	12,202,476	0	12,202,476
Leonid Boguslavskiy	12,202,476	4.2%	0	12,202,476	0	12,202,476

Ru-Net Enterprises Ltd is the record holder of 12,202,476 shares of Class A Common Stock. Ru-Net Enterprises Ltd is a wholly owned subsidiary of LBB Foundation, whose sole beneficiary is Leonid Boguslavskiy. As a result, each of LBB Foundation and Mr. Boguslavskiy may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Ru-Net Enterprises Ltd.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 23804L103	Schedule 13G	Page 6 of 8

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 23804L103	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2023

Ru-Net Enterprises Ltd

By:	/s/ Myrianthi Tsielepi
Name:	Myrianthi Tsielepi
Title:	Director

LBB Foundation

By:	/s/ Leonid Boguslavskiy
Name:	Leonid Boguslavskiy
Title:	Member of the foundation council

Leonid Boguslavskiy

By:	/s/ Leonid Boguslavskiy

CUSIP No. 23804L103	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).